UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Campus Palmas Altas, C/ Energía Solar 1, 41014, Seville, Spain

+34 954 93 71 11

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Shares, par value €0.01 per share

American Depositary Shares, each representing five Class B Shares

(Title of each class of securities covered by this Form)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Items 1. Exchange Act Reporting History

A.            Abengoa, S.A. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on October 17, 2013 when (i) the Company’s registration statement on Form F-1 in connection with the Company’s initial public offering (the “IPO”) of its Class B shares, par value €0.01 per share (the “Class B Shares”), including in the form of American Depositary Shares (the “ADSs”), became effective under the Securities Act of 1933, as amended (the “Securities Act”), and (ii) the Company’s registration statement on Form 8-A registering the Class B Shares and the ADSs in connection with their listing on the NASDAQ Stock Market. The Company filed its first annual report on Form 20-F on March 19, 2014.

B.            The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) on October 17, 2013 in connection with the IPO.

Item 3. Foreign Listing and Primary Trading Market

A.                                    The Company has maintained a listing of its Class B Shares on the Madrid and Barcelona Stock Exchanges (the “Spanish Exchanges”), which are located in the jurisdiction of the Kingdom of Spain. The Spanish Exchanges constitute the primary trading market for Class B Shares.

B.            The Company’s Class B Shares have been listed on the Spanish Exchanges since October 25, 2012. The Company has maintained a listing of its Class B Shares on the Spanish Exchanges for at least the 12 months preceding the filing of this Form.

C.            During the 12-month period beginning April 1, 2015 and ending March 31, 2016 , 98.3%of trading in the Company’s Class B Shares occurred on the Spanish Exchanges.

Item 4. Comparative Trading Volume Data

A.            The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is April 1, 2015  to March 31, 2016.

B.            The average daily trading volume (“ADTV”) of the Class B Shares in the United States and on a worldwide basis for the period described in Item 4.A was 557,789 shares and 26,011,737 shares, respectively.

C.            The ADTV of the Class B Shares in the United States as a percentage of the ADTV of the Class B Shares on a worldwide basis for the period described in Item 4.A was 2.1%.

D.            The Company filed a Form 25 to voluntarily withdraw the Class B Shares and ADSs from listing on the NASDAQ Stock Market and deregister the Class B Shares and ADSs from section 12(b) of the Exchange Act on April 18, 2016 and that delisting became effective as of April 28, 2016. As of April 28, 2016, the ADTV of the Class B Shares in the United States as a percentage of the ADTV for the Class B Shares on a worldwide basis for the preceding 12-month period was 2.0%.

E.            The Company terminated its sponsored American depositary receipt facility regarding its Class B Shares on April 12, 2016 in accordance with the terms of the Deposit Agreement dated as of October 16, 2013 between the

Company and Citibank, N.A., as depositary.  As of April 12, 2016, the ADTV of the Class B Shares in the United States as a percentage of the ADTV of the Class B Shares on a worldwide basis for the preceding 12-month period was 2.0%.

F.             The Company used the sources for trading volume information that it viewed as most likely to have reliable information to determine whether it meets the requirements of Rule 12h-6. The Company obtained trading volume information with respect to trading on the Spanish Exchanges from the Spanish Exchanges and Bloomberg, L.P. and trading in the United States from Bloomberg, L.P.

Item 5. Alternate Record Holder Information

Not applicable

Item 6. Debt Securities

Not applicable

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), the Company is concurrently publishing with the filing of this Form 15F a notice disclosing its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

B. This notice was disseminated by Bloomberg and Reuters, which are among the media services the Company typically uses to publish its press releases in the United States. A copy of the notice is attached as Exhibit 99.1 to this Form 15F. Additionally, the notice will be posted on the Company’s website.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Exhibit No.	Description

99.1	Press release dated April 29, 2016 (as referred to in Item 7 of this Form 15F)

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of                        filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Abengoa, S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Abengoa, S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: April 29, 2016	ABENGOA, S.A.

	By:	/s/ Joaquín Fernández de Pierola
Name: Joaquín Fernández de Pierola
Title: Chief Executive Officer